Exhibit 1
                                   ---------

                             SEA CONTAINERS LIMITED
                                  BALANCE SHEET

                                                                      Unaudited         Unaudited
                                                                     ------------     -------------
                                                                     November 30,     September 30,
                                                          Note           2006              2006
                                                         ------      ------------     -------------
Assets
Current assets
   Cash and cash equivalents                                        $  56,007.964    $  41,765,342
   Trade receivables - less allowances for doubtful
     accounts of $1.773 million                                         1,917,770        1,239,265
   Due from related parties                                 (4)         8,201,195        9,751,096
   Prepaid expenses and other current assets                            6,524,397        1,240,709
                                                                    ------------     -------------
      Total current assets                                             72,651,326       53,996,412

Fixed assets, net                                           (5)                -        56,726,547

Long-term equipment sales receivable, net                   (5)                -        17,467,972
Investment in group companies                               (2)                -                 -
Intercompany  receivables                                   (3)                -                 -
Investment in equity ownership interests                    (6)       202,366,216      196,477,948
Other assets                                                (7)         3,378,541        5,298,877
                                                                    ------------     -------------
Total assets                                                (1)     $ 278,396,083    $ 329,967,755
                                                                    =============    =============

(1) Sea Containers Limited does not produce Company only accounts. This statement of assets represents the Company's internal accounting, on an unaudited and uncertified basis. As of November 30, 2006, Sea Containers Group has not filed its form 10-K report for fiscal year ended December 31, 2005, nor has it filed form 10-Q reports for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006. The certification and audit process may result in adjustments to the above stated assets.

(2) As the parent Company for the Sea Containers Group, the Company has an amount of $323,377,414 recorded in its books as an investment in subsidiary companies. The Company is presently undergoing an exercise to ascertain the value contained within its subsidiaries that will become available to the shareholders of Sea Containers Limited. Management's current view is that this investment is significantly impaired; therefore, whilst this exercise is underway, the Company feels it appropriate to make full provision against the investment in subsidiaries.

(3) The Sea Containers Group has a highly complex intercompany matrix that involves a large number of amounts receivable and payable. These are held as gross figures within the individual company accounting records but are netted off for the purposes of external presentation, The Company is in the process of evaluating all intercompany receivables and payables as part of its exercise to ascertain value held in subsidiary companies. The Company has a net intercompany receivable from its direct and indirect subsidiaries of $591,161,521. This represents a gross intercompany payable of $1,159,171,743 and a gross intercompany receivable of $1,750,333,264. Full provision has been made against this net amount whilst the exercise to ascertain value is underway. It is possible that individual subsidiaries may have a claim against SCL and the netting off exercise in SCL's accounts is not prejudicial to any such claim that a subsidiary may have.

(4) The amounts due from related parties largely consist of an amount due from GE SeaCo. This amount represents the anticipated recovery from GE SeaCo on completion of an expected set-off agreement which is currently being negotiated between SCL, Sea Containers Group Companies and GE SeaCo Group Companies.

(5) Fixed assets and long-term equipment sales receivable relate to containers. On October 3, 2006, SCL transferred the majority of these containers to a Special Purpose Company wholly owned by SCL to enable refinancing of the container fleet. These containers were transferred at Net Book Value. On October 12, 2006, the remaining assets were sold to a third party.

(6) This balance almost entirely consists of the carrying value of the Company's investment in GE SeaCo.

(7) $3.35 million of the Other Assets balance represent the unamortized part of capitalised finance costs in relation to certain of the Company's Senior loan notes that were outstanding at November 30, 2006.

                             SEA CONTAINERS LIMITED
                                  BALANCE SHEET


                                                               Unaudited         Unaudited
                                                              ------------     -------------
                                                              November 30,     September 30,
                                                 Note             2006              2006
                                                ------        ------------     -------------
Liabilities and shareholders'
  equity
Current liabilities
   Accounts payable                                          $   2,809,381     $   1,013,982
   Accrued expenses                                             29,436,083        24,117,831
   Current portion of long-term debt               (11)         26,795,063        34,936,583
   Current portion of senior notes                             385,069,151       384,706,801
                                                             -------------     -------------
      Total current liabilities                                444,109,678       444,775,198

Total shareholders' equity                         (10)       (165,713,595)     (114,807,443)
                                                             -------------     -------------
Total liabilities and shareholders' equity        (8)(9)     $ 278,396,083     $ 329,967,755
                                                             =============     =============

(8) Sea Containers Limited does not produce Company only accounts. This statement of liabilities and shareholder's equity represents the Company's internal accounting, on an unaudited and uncertified basis. As of November 30, 2006, Sea Containers Group has not filed its form 10-K report for fiscal year ended December 31, 2005, nor has it filed form 10-Q reports for the quarters ended March 31, 2006, June 30, 2006 and September 31, 2006. The certification and audit process may result in adjustments to the above stated liabilities and shareholder's equity.

(9) The United Kingdom government Pensions Regulator (which regulates employment-based pension plans in the UK and aims to protect the benefits of members of UK pension plans) has issued notices to the Group on October 19, 2006 warning that the Regulator is considering exercising its powers to issue financial support directions ("FSDs") to the Group under relevant UK pensions legislation, in respect of the Sea Containers 1983 Pension Scheme (the "1983 Scheme") and the Sea Containers 1990 Pension Scheme (the "1990 Scheme") (together the "Schemes").

These are multi-employer defined benefit pension plans of Sea Containers Services Ltd., a UK subsidiary of the Group. If FSDs are issued to the Group, it may be liable to make a financial contribution to one or both of the Schemes which may be greater than the sum payable by the Group in respect of pension liabilities under the terms of a support agreement between SCL and Sea Containers Services Ltd. entered into in 1989 under which the UK subsidiary provides administrative services to the Group and other subsidiaries and is indemnified by the Group for the cost of those services.

The Trustees of the Schemes or their actuary have advised the Group that their current estimates of the cost of winding up the Schemes, including the cost of purchasing annuities to pay projected benefit obligations to Scheme participants, would be approximately (pound)107 million ($201 million) for the 1983 Scheme (after giving effect to the withdrawal of a GE SeaCo SRL subsidiary from the 1983 Scheme) and approximately (pound)27 million ($51 million) for the 1990 Scheme. These values are subject to revision.

Because the Schemes are multi-employer plans, the liabilitiesunder them are shared among the participating companies. The Company cautions, however, that these estimated costs have not been agreed by the Company and that no FSDs have been issued. The Group is considering its reply to the Regulator's warning notices and does not accept that it is reasonable or appropriate for the Regulator to issue FSDs.

(10) Shareholders' Equity is calculated after all adjustments that have been noted in notes (1) to (9) above. In particular, the treatment of investments in group companies and net intercompany receivables as discussed in notes (3) and (4) have a material effect on Shareholders' Equity. Any adjustment to this policy which may arise on completion of the exercise to ascertain value held in subsidiary companies and the associated evaluation of intercompany receivables and payables may have a material impact on Shareholders' Equity as stated.

(11) The Current portion of long term debt consists of loans from HSH Nordbank, for a ship acquisition and Silverpoint, who made certain payments on behalf of the Company to shareholders of another company.